Exhibit 99.1

FOR RELEASE

Unitil Reports First Quarter Earnings

HAMPTON, N.H., APRIL 30, 2020 — Unitil Corporation (the “Company”) (NYSE: UTL) (www.unitil.com) today announced Net Income of $15.2 million, or $1.02 in earnings per share (EPS), for the first quarter of 2020, a decrease of $11.3 million in Net Income, or $0.76 per share, compared to the first quarter of 2019. In the first quarter of 2019 the Company recognized a one-time net gain of $9.8 million, or $0.66 in EPS, on the Company’s divestiture of its non-regulated business subsidiary, Usource. The decrease in earnings was also driven by lower gas operating revenue, partially offset by lower cost of gas sales, reflecting warmer winter weather in 2020 compared to 2019. The Company estimates that the warmer than normal winter weather negatively affected Net Income by approximately $3.1 million, or $0.20 per share, in the first quarter of 2020.

“Despite the warm winter weather’s effect on our first quarter results, we continue to be well-positioned for future growth in our gas and electric businesses,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “I am proud that we are continuing to serve our customers without any interruptions in service to date associated with the coronavirus pandemic.”

Gas GAAP gross margin and gas adjusted gross margin (a non-GAAP measure1) were $35.0 and $42.4 million, respectively, in the three months ended March 31, 2020, decreases of $1.1 million and $1.1 million, respectively, compared to the same period in 2019. These decreases were driven by lower therm sales of $3.2 million, partially offset by higher rates of $1.4 million and customer growth of $0.7 million. The higher rates include a revenue decoupling adjustment of $0.6 million in the period for the Company’s gas distribution subsidiary in Massachusetts.

Gas therm sales decreased 6.7% in the three months ended March 31, 2020 compared to the same period in 2019. The decrease in gas therm sales in the Company’s service areas reflects warmer winter weather in the first quarter of 2020 compared to the same period in 2019. Based on weather data collected in the Company’s gas service areas, there were 11.5% fewer Effective

[1]

The accompanying Supplemental Information more fully describes the non-GAAP measures used in this press release and includes a reconciliation of the non-GAAP measures to what the Company’s management believes are the most comparable GAAP measures.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Degree Days (EDD) in the first quarter of 2020, on average, compared to the same period in 2019 and 13.2% fewer EDD compared to normal. The Company estimates that weather-normalized gas therm sales, excluding decoupled sales, were up 1.0% in the first quarter of 2020 compared to the same period in 2019. As of March 31, 2020, the number of gas customers served has increased by 1,082 over the previous year.

Electric GAAP gross margin was $17.2 million in the three months ended March 31, 2020, an increase of $0.2 million compared to the same period in 2019. Electric adjusted gross margin (a non-GAAP measure1) was $23.1 million in the three months ended March 31, 2020, on par with the same period in 2019. Electric GAAP gross margin and electric adjusted gross margin were positively affected by higher electric distribution rates of $0.6 million, offset by the impact of warmer winter weather and lower average usage of $0.6 million on kWh sales. Additionally, electric GAAP gross margin in the three months ended March 31, 2020 reflects lower depreciation and amortization expense of $0.2 million compared to the same period in 2019.

Total electric kilowatt-hour (kWh) sales increased 0.8% compared to the first quarter of 2019. The increase in sales primarily reflects customer growth and increased sales to two large industrial customers in the Company’s Massachusetts service area, partially offset by the adverse impact of warmer winter weather in 2020 and lower average usage. As of March 31, 2020, the number of electric customers served has increased by 687 over the previous year. The Company’s Massachusetts service area operates under a revenue decoupling mechanism and therefore the increased sales to the two large industrial customers do not impact electric adjusted gross margin.

Operation and Maintenance (O&M) expenses decreased $0.6 million in the three months ended March 31, 2020 compared to the same period in 2019. The decrease in the first quarter of 2020 includes $0.4 million of lower labor and other costs related to Usource operations in the first quarter of 2019. The change in O&M expenses also reflects: lower utility operating costs of $1.0 million; higher bad debt expense of $0.6 million, which includes a provision for the impact of the coronavirus pandemic; and higher professional fees of $0.2 million. Labor costs in the first quarter of 2020 were on par with the same period in 2019, reflecting higher compensation costs offset by lower employee benefit costs.

Depreciation and Amortization expense decreased $0.3 million in the three months ended March 31, 2020 compared to the same period in 2019, reflecting lower amortization.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Taxes Other Than Income Taxes increased $0.1 million in the three months ended March 31, 2020 compared to the same period in 2019, reflecting higher local property tax rates on higher levels of utility plant assets in service.

Other Expense (Income), Net changed from income of $12.1 million in the first quarter of 2019 to an expense of $1.5 million in the first quarter of 2020, a net change of $13.6 million. This change primarily reflects a pre-tax gain of $13.4 million on the Company’s divestiture of Usource in the first quarter of 2019 and $0.2 million of higher retirement benefit costs in 2020.

Interest Expense, Net in the three months ended March 31, 2020 was on par compared to the same period in 2019, primarily reflecting higher interest on long-term debt, offset by lower short-term interest rates on lower levels of short-term debt.

Provision for Income Taxes decreased $3.5 million for the three months ended March 31, 2020 compared to the same period in 2019, reflecting lower pre-tax earnings in the current period.

At its January 2020 and April 2020 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.375 per share. These quarterly dividends result in a current effective annualized dividend rate to $1.50 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use gas for heating purposes.

The Company will hold a quarterly conference call to discuss first quarter 2020 results on Thursday, April 30, 2020, at 2:00 p.m. Eastern Time. This call is being webcast. This call, financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 106,100 electric customers and 83,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: the coronavirus (COVID-19) pandemic, which could adversely impact the Company’s business, including by disrupting the Company’s employees’ and contractors’ ability to provide ongoing services to the Company, by reducing customer demand for electricity or natural gas, or by reducing the supply of electricity or natural gas; Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

Todd Diggins – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6504	Phone: 603-773-6404
Email: diggins@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2020 and 2019 is presented in the following table:

Unitil Corporation – Condensed Financial Data

(Millions, except Per Share and Shares Data) (Unaudited)

	Three Months Ended March 31,
	2020	2019	Change
Gas Therm Sales:
Residential	22.1	24.0	(7.9%)
Commercial/Industrial	67.6	72.1	(6.2%)

Total Gas Therm Sales	89.7	96.1	(6.7%)

Electric kWh Sales:
Residential	179.1	181.5	(1.3%)
Commercial/Industrial	241.9	236.0	2.5%

Total Electric kWh Sales	421.0	417.5	0.8%

Gas Revenues	$70.2	$86.4	$(16.2)
Cost of Gas Sales	27.8	42.9	(15.1)

Gas Adjusted Gross Margin	42.4	43.5	(1.1)
Electric Revenues	60.2	64.8	(4.6)
Cost of Electric Sales	37.1	41.7	(4.6)

Electric Adjusted Gross Margin	23.1	23.1	—
Other Revenues	—	0.9	(0.9)

Total Adjusted Gross Margin	65.5	67.5	(2.0)

Operation & Maintenance Expenses	17.9	18.5	(0.6)
Depreciation & Amortization	13.5	13.8	(0.3)
Taxes Other Than Income Taxes	6.5	6.4	0.1
Other Expense (Income), Net	1.5	(12.1)	13.6
Interest Expense, Net	6.2	6.2	—

Income Before Income Taxes	19.9	34.7	(14.8)
Provision for Income Taxes	4.7	8.2	(3.5)

Net Income	$15.2	$26.5	$(11.3)

Earnings Per Share	$1.02	$1.78	$(0.76)

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Supplemental Information

The Company analyzes operating results using Gas and Electric Adjusted Gross Margins, which are non-GAAP measures. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenue less Cost of Gas Sales. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenues less Cost of Electric Sales. The Company’s management believes Gas and Electric Adjusted Gross Margins provide useful information to investors regarding profitability. Also the Company’s management believes Gas and Electric Adjusted Gross Margins are important measures to analyze revenue from the Company’s ongoing operations because the approved cost of gas and electric sales are tracked, reconciled and passed through directly to customers in gas and electric tariff rates; resulting in an equal and offsetting amount reflected in Total Gas and Electric Operating Revenue.

In the tables below; the Company has reconciled Gas and Electric Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP measure. GAAP Gross Margin is calculated as: Revenue less Cost of Sales and Depreciation and Amortization. The Company calculates Gas and Electric Adjusted Gross Margin as: Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales revenue, is a meaningful measure to inform investors of the Company’s profitability from gas and electric sales in the period.

Three Months Ended March 31, 2020 ($ in millions)
			Non- Regulated
	Gas	Electric	and Other	Total
Total Operating Revenue	$70.2	$60.2	$—	$130.4
Less: Cost of Sales	(27.8)	(37.1)	—	(64.9)
Less: Depreciation and Amortization	(7.4)	(5.9)	(0.2)	(13.5)

GAAP Gross Margin	35.0	17.2	(0.2)	52.0
Depreciation and Amortization	7.4	5.9	0.2	13.5

Adjusted Gross Margin	$42.4	$23.1	$—	$65.5

Three Months Ended March 31, 2019 ($ in millions)
			Non- Regulated
	Gas	Electric	and Other	Total
Total Operating Revenue	$86.4	$64.8	$0.9	$152.1
Less: Cost of Sales	(42.9)	(41.7)	—	(84.6)
Less: Depreciation and Amortization	(7.4)	(6.1)	(0.3)	(13.8)

GAAP Gross Margin	36.1	17.0	0.6	53.7
Depreciation and Amortization	7.4	6.1	0.3	13.8

Adjusted Gross Margin	$43.5	$23.1	$0.9	$67.5

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com